SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D
(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
RULE 13d-2(a)
(Amendment No. _)

INNOVUS PHARMACEUTICALS, INC.
(Name of Issuer)

Common Stock, par value $0.001 per share
(Title of Class of Securities)

45778V106
(CUSIP Number)

Henry Esber 9171 Towne Centre Drive, Suite 440 San Diego, CA 92122 (858) 964-5123
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

December 7, 2011
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [_]

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See § 240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 45778V106	Page 2 of 5

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
Henry Jemil Esber
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
(a) [ ] (b) [ ]
3	SEC USE ONLY

4	SOURCE OF FUNDS (See Instructions)
PF, SC
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E)
[ ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION
USA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER:
1,787,597 (1)
	8	SHARED VOTING POWER:
384,108 (2)
	9	SOLE DISPOSITIVE POWER:
1,787,597 (1)
	10	SHARED DISPOSITIVE POWER: 384,108 (2)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,171,705 (1)(2)

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)
[_]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
5.36% (3)
14	TYPE OF REPORTING PERSON (See Instructions)
IN

(1) Represents 1,716,962 shares held individually by the Reporting Person and 70,635 restricted stock units that have vested or will vest within the next 60 days.

(2) Represents 384,108 shares held individually by the Reporting Person’s spouse.

(3) This percentage is calculated based upon 40,545,545 shares of the Issuer’s Common Stock outstanding (as of March 24, 2015), as set forth in the Issuer’s Annual Report on Form 10-K as filed with the Securities and Exchange Commission on March 31, 2015.

CUSIP No. 45778V106	Page 3 of 5

Item 1.   Security and Issuer

This statement relates to the Common Stock, par value $0.001 per share, of Innovus Pharmaceuticals, Inc., a Nevada corporation (the “Issuer”). The address of the principal executive offices of the Issuer is 9171 Towne Centre Drive, Suite 440, San Diego, CA 92122.

Item 2.   Identity and Background

(a) This statement is filed on behalf of Henry Jemil Esber (the “Reporting Person”).

(b)  The principal business address of the Reporting Person is c/o Innovus Pharmaceuticals, Inc., 9171 Towne Centre Drive, Suite 440, San Diego, CA 92122.

(c) The Reporting Person is a director of the Issuer.

(d) During the last five years, neither the Reporting Person nor any officer or director of the Reporting Person has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e) During the last five years, the Reporting Person has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result thereof was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f) Citizenship: USA

Item 3.   Source and Amount of Funds or Other Considerations

2011 Merger Between the Issuer and FasTrack Pharmaceuticals, Inc.

On December 7, 2011, the Issuer completed a reverse merger with FasTrack Pharmaceuticals, Inc. (“FasTrack”) as reported in the Current Report on Form 8-K filed with the SEC on December 21, 2011.  The Reporting Person was a director of FasTrack and in connection with the merger, he was appointed a director of the Issuer and the shares of common stock of FasTrack that he and his wife held were exchanged for shares of Common Stock of the Issuer.  Immediately following the exchange, the Reporting Person held 1,488,694 and his spouse held 763,433 shares of Common Stock of the Issuer.

Compensation

The Reporting Person has served as Chairman of the Board of Directors since January 22, 2013. As compensation for his services, the Issuer granted to the Reporting Person quarterly award of shares of the Issuer’s Common Stock based upon the Amended and Restated Innovus Pharmaceuticals, Inc. Non-Employee Director Compensation Plan, dated October 1, 2013, on the following dates:

●	October 16, 2013: 3,750 shares of the Issuer’s Common Stock;
●	February 4, 2013: 15,000 shares of the Issuer’s Common Stock;
●	April 1, 2014: 14,634 shares of the Issuer’s Common Stock;
●	July 1, 2014: 22,222 shares of the Issuer’s Common Stock;
●	October 1, 2014: 16,216 shares of the Issuer’s Common Stock; and
●	January 2, 2015: 37,500 shares of the Issuer’s Common Stock.

On March 31, 2015, the Issuer granted to the Reporting Person a Restricted Stock Unit award of 500,000 of the Issuer’s Common Stock, of which 166,667 vested immediately and the remaining 333,333 shares will vest in equal installments on a monthly basis over the next twenty-four (24) months. These shares are scheduled to vest 100% on March 31, 2017 and were granted pursuant to the Issuer’s 2014 Equity Incentive Plan.

On April 1, 2015, the Issuer granted to the Reporting Person a Restricted Stock Unit award of 42,857 shares of the Issuer’s Common Stock at $0.14 per share, which fully vested on the date of grant.

CUSIP No. 45778V106	Page 4 of 5

Conversions

On February 19, 2014, the Reporting Person acquired an aggregate of 228,268 shares of the Issuer’s Common Stock upon converting 8% debentures issued on January 15, 2013 at a conversion price of $0.40 per share.

Item 4.   Purpose of Transaction

The Reporting Person acquired the shares of the Issuer’s Common Stock as compensation for, and in connection with, his position as a member of the Board of Directors of the Issuer as well as for investment purposes.

Mr. Esber is a member of the Issuer’s Board of Directors.  In such a capacity, the Reporting Person takes and will continue to take an active role in the Issuer’s management and strategic direction.  Additionally, in his capacities as a stockholder of the Issuer, the Reporting Person reviews and intends to continue to review, on an ongoing and continued basis, his investments in the Issuer. Depending on the factors discussed below and subject to applicable law, the Reporting Person may from time to time acquire additional securities of the Issuer or otherwise dispose of some or all of such securities of the Issuer. Any transactions that the Reporting Person may pursue may be made at any time and from time to time without prior notice and will depend upon a variety of factors, including, without limitation, current and anticipated future trading prices of the securities of the Issuer, the financial condition, results of operations and prospects of the Issuer, general economic, financial market and industry conditions, other investment and business opportunities available to the Reporting Person, tax considerations and other factors.

Other than as described above and other than in his capacity as a director of the Issuer, the Reporting Person currently has no plans or proposals that relate to or would result in any of the transactions involving the Issuer described in subparagraphs (a) through (j) of Item 4 of Schedule 13D (although the Reporting Person may from time to time consider pursuing or proposing any such transactions and, in that connection, may discuss, evaluate and/or pursue any such transactions with their respective advisors, the Issuer or other persons).

Item 5.   Interest in Securities of the Issuer

(3) The Reporting Person beneficially owns 2,171,705 shares of the Issuer’s Common Stock, which represents 1,716,962 shares held individually by the Reporting Person, 70,635 restricted stock units that have vested or will vest within the next 60 days and 384,108 shares held individually by his spouse. The 2,171,705 shares of the Issuer’s Common Stock represents 5.36% of the total outstanding Common Stock of the Issuer, based upon 40,545,545 shares of the Issuer’s Common Stock outstanding (as of March 24, 2015), as set forth in the Issuer’s Annual Report on Form 10-K as filed with the Securities and Exchange Commission on March 31, 2015.

Item 6.   Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

There are no contracts, arrangements, understandings or relationships (legal or otherwise) between the Reporting Person and any other person with respect to any securities of the Issuer.

Item 7.   Material to Be Filed as Exhibits

1.
Merger Agreement and Plan of Merger, dated as of July 13, 2011 by and among FasTrack, Inc., North Horizon, Inc. and North First General, Inc. filed as an exhibit to the Current Report on Form 8-K, filed with the Securities and Exchange Commission on July 20, 2011 and incorporated herein by reference.

CUSIP No. 45778V106	Page 5 of 5

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  May 12, 2015

/s/ Henry Esber
Henry Esber